SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

September 20, 2010

This press release was issued to media on Sunday, September 19, 2010.

BP CONFIRMS SUCCESSFUL COMPLETION OF
WELL KILL OPERATIONS IN GULF OF MEXICO

BP today confirmed that well kill operations on the MC252 well in the Gulf of Mexico are now complete, with both the casing and annulus of the well sealed by cement.

The MC252 well has been shut-in since July 15 and cementing operations in August, following the static kill, provided an effective cement plug in the well's casing. The relief well drilled by the DDIII drilling rig intercepted the annulus of the MC252 well on September 15, followed by pumping of cement into the annulus on September 17. BP, the federal government scientific team and the National Incident Commander have now concluded that these operations have also successfully sealed the annulus of the MC252 well.

 "This is a significant milestone in the response to the Deepwater Horizon tragedy and is the final step in a complex and unprecedented subsea operation - finally confirming that this well no longer presents a threat to the Gulf of Mexico," said Tony Hayward, BP group chief executive. "However, there is still more to be done. BP's commitment to complete our work and restore the damage done to the Gulf of Mexico, the Gulf coast and the livelihoods of the people across the region remains unchanged."

BP will now proceed to complete the abandonment of the MC252 well, which includes removing portions of the casing and setting cement plugs. A similar plugging and abandonment of both relief wells will occur as well.

BP will also now begin the process of dismantling and recovering containment equipment and decontaminating vessels that were in position at the wellsite, and the associated spend for these activities will be expected to decline over time.

Surface Spill Response

Approximately 25,200 personnel, more than 2,600 vessels and dozens of aircraft remain engaged in the response effort.

No volumes of oily liquid have been recovered from the surface of the Gulf of Mexico since July 21 and the last controlled burn operation occurred on July 20. BP, as part of Unified Command, continues to conduct overflights and other reconnaissance to search for oil on the surface.  At peak, approximately 3.5 million feet of containment boom was deployed in response to the oil spill. Currently 670,000 feet of containment boom remains deployed.

Additional information

On August 23 processing of claims from individuals and businesses related to the Deepwater Horizon incident transferred to the Gulf Coast Claims Facility (GCCF). To date, over 68,000 claims have been submitted to the GCCF, with over 19,000 claims totalling over $240 million being paid, including a $34.5 million fund for real estate brokers and agents. Prior to the transfer to the GCCF, BP had made 127,000 claims payments, totalling approximately $399 million.

The cost of the response to September 18 amounts to approximately $9.5 billion, including the cost of the spill response, containment, relief well drilling, static kill and cementing, grants to the Gulf states, claims paid and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion escrow account to satisfy certain obligations arising from the oil and gas spill.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 September 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary